IMC Announces Business Update and Review of Q2 Milestones

  IMC has bolstered the network of pharmacies, distributors and supply partners that are supporting the IMC brand in both Israel and Germany

  Decriminalization legislation in Israel to significantly increase market potential

  Formal launch of IMC brand in Germany expected in Q3 2020

  Recent warrant exercise adds $6.0 million to treasury, IMC fully funded for existing growth initiatives

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; and Glil Yam, Israel - July 6, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to provide a review of significant milestones achieved in the second quarter of 2020 and a business update.

Oren Shuster, Chief Executive Officer of IMC commented, "The second quarter of 2020 was surely the most exciting period for IMC in its history and the milestones we achieved have set the stage for many years of growth for the IMC brand and for shareholders. While the highlights of the past three months were Focus Medical signing multiple sales agreements with the largest pharmacies in Israel for expected revenue of $193.5 million over the next three years at an expected gross margin of 50%, there were many other achievements that place the Company in a strong strategic position. In Israel, we increased our domestic supplier base and imported medical cannabis from both Canada and Spain. Our optimism in Israel has never been higher with the government passing a first reading of legislation that will decriminalize recreational cannabis, which should significantly expand the market for cannabis in Israel. In Europe, we are also steadily increasing our distribution network to blanket the fragmented pharmacy channel and we plan to deliver more firm commitments in that market in the near-term."

Israeli Market Update

The growth prospects for IMC in Israel have materially improved with government efforts to reform cannabis regulations. On June 21, 2020, the Ministerial Committee on Legislation in Israel approved a bill for the decriminalization of recreational cannabis. Three readings are required for legislation to become law and there is strong support for decriminalization among voters and the largest political parties. Not only did the Israeli government advance decriminalization efforts in the quarter, but the Israeli Ministry of Economy signed a Free Export Order for medical cannabis products. Under the Free Export Order, successful applicants will be permitted to export medical cannabis to foreign markets such as the European Union.

While we await further developments regarding decriminalization in Israel, Focus Medical Herbs Ltd. ("Focus Medical") has signed six binding sales agreements for the distribution of IMC-branded products with leading pharmacies in Israel that should extend our leadership in the Israeli medical cannabis market. Total consolidated revenue from all binding sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50% over the next three years. A total of 33,075kg of IMC-branded medical cannabis will be delivered by Focus Medical to Israeli pharmacies under the sales agreements between Q2 2020 and 2023, of which 3,000kg of the medical cannabis is expected to reach pharmacies in 2020 with 482kg having already been delivered in Q2 2020.

Supply to fulfil the pharmacy sales agreements is now fully contracted. Focus Medical has signed and announced supply agreements with Cannomed Medical Cannabis Industries Ltd. (TASE:CNMD), Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation, in addition to exclusive supply from Focus Medical and international supply from Spain and Canada. Diversity of supply is critical to ensuring that the high-quality IMC-branded medical cannabis is available to patients whenever they need it.

IMC also continues to find opportunities in the next generation of cannabis products and evidence-based research. We announced a binding term sheet for the exclusive distribution rights of CannEpil® in Israel for a period of five years. CannEpil® is a phytocannabinoid medicine developed for the treatment of refractory epilepsy. Additionally, research performed by the Technion - Israeli Institute of Technology indicated that two strains of IMC-branded medical cannabis were found to be effective in reducing migraine frequency. We continue to develop relationships with leading innovators in medical cannabis and this will be critical to the development of the next generation of evidence-based medicine and global leadership in medical cannabis.

German Market Update

Our EU-GMP certified subsidiary in Germany, Adjupharm GmbH ("Adjupharm"), has developed a comprehensive marketing plan for the formal launch of IMC-branded products in Q3 2020. The first step in the marketing plan is to deploy a sales team and physician education program to build brand recognition and demand. Adjupharm's facility is prepared for increased international shipments with a certified vault able to store 500kg of medical cannabis and the Company is utilizing its EU-GMP license to package bulk cannabis from import which will enable seamless distribution.

We remain well positioned in Germany and have now secured three sales commitments to medical cannabis distributors through Adjupharm. Adjupharm now has binding sales commitments for a total of 825kg of medical cannabis in Germany under the IMC brand, 530kg of which will be delivered in 2020. Medical cannabis sold under the sales commitments will be fulfilled primarily from the Company's EU-GMP certified supply partner in Europe.

IMC has an active pipeline of other distributors with which it plans to enter sales commitments to cover Germany's many territories. Ownership of retail pharmacies in Germany is highly fragmented and supplying distributors with consistent volumes of high-quality IMC-branded products is imperative for brand recognition in the German medical community.

Corporate Update

Most recently, IMC announced that investors exercised 12,350,795 common share purchase warrants and broker compensation options, of which the last tranche was to expire by June 27, 2020.  This amounted to gross proceeds of approximately $6.0 million and represented 92.1% of the warrants and broker compensation options expiring on or prior to June 27, 2020.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with five other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to previously announced sales agreements of Focus Medical, the expected amount of medical cannabis to be delivered by Focus Medical under its previously announced sales agreements, timing on the sale and distribution of IMC-branded medical cannabis products to Israeli pharmacies under the sales agreements, the ability of Focus Medical to meet its sales commitments, the continued expansion of Focus Medical's Israeli supplier base and import of medical cannabis from Canada and Spain, the nature and timing of any reforms in the Israeli cannabis market based on the joint statement by the Israeli government regarding decriminalization of recreational cannabis, the Company being the exclusive distributor of CannEpil® in Israel for the next five years, the characteristics of the next generation of medical cannabis products, the ability to enter into other distribution agreements for innovative products, the ability to obtain all necessary regulatory approvals to distribute CannEpil® in Israel IMC's brand position in the cannabis market in Israel, the continued progress of Adjupharm's comprehensive marketing plan and the timing of its formal launch of IMC-branded products, the reception of brand building efforts including sales and physician education, the expansion of Adjupharm's facilities, the continued maintenance of Adjupharm's EU-GMP license, the expected fulfilment of sales commitments to medical cannabis distributors through Adjupharm, the ability of the Company's certified supply partner in Europe to fulfil its commitments, the Company's ability to enter into additional sales agreements in the retail pharmacy segment in Germany and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca